

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2025

Thomas S. Timko
Executive Vice President and Chief Financial Officer
Diebold Nixdorf, Incorporated
350 Orchard Avenue NE
North Canto, OH 44720

> **Re: Diebold Nixdorf, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-04879**

Dear Thomas S. Timko:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Technology

cc: Elizabeth Radigan